EYI INDUSTRIES, INC.
                               7865 Edmonds Street
                                   Burnaby, BC
                                 Canada V3N 189

                                  June 21, 2006

Ms. Song Brandon
United States Securities and Exchange Commission
100 F Street - Mail Stop 4561
Washington, D.C. 20549

         Re:     EYI Industries, Inc.
                 Request for Acceleration of Registration Statement on Form SB-2 File No. 333-134796

Ladies and Gentlemen:

      EYI Industries, Inc. (the "Company) hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-134796), filed on June 7, 2006, as amended, to noon on June 23, 2006, or as soon thereafter as practicable.

      Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.

In addition, the Company acknowledges that:

      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       EYI INDUSTRIES, INC.

                                       By: /s/ Jay Sargeant
                                           -------------------------------------
                                           Jay Sargeant
                                           President and Chief Executive Officer